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October 12, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated October 11, 2004, announcing the crossing of the thresholds of 5%, 10%, 20% and 1/3 of the capital and voting rights of the International Metal Service on October 7, 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

dlw 10/18



PRESS RELEASE OF ARCELOR

(English translation for information purposes only)

Luxemburg, October 11, 2004 - By letter dated October 11, 2004, Produits d'Usines Métallurgiques PUM - Station Service Acier (Arcelor Group) declared to the Autorité des marchés financiers and to IMS - International Métal Service, whose shares are listed on the Second Market of Euronext Paris SA, the direct downwards crossings on October, 7 2004 of the thresholds of 5%, 10%, 20% and 1/3 of the capital and voting rights of IMS.

These crossings of thresholds follow the transfer by PUM on October 7, 2004 of a total number of 6,509,616 shares representing 36.05% of the capital and 37.73% of the voting rights of IMS in favour of Financière Mistral, in consideration for a price of five euros per share, pursuant to an agreement dated July 23, 2004 as published in a press release on July 26, 2004.

Investor Relations
Martine Hue +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98